

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 28, 2014

<u>Via E-mail</u>
Joseph A. Householder
Executive Vice President and
Chief Financial Officer
Sempra Energy
101 Ash Street
San Diego, California 92101

      Re: Sempra Energy
             Form 10-K for the Fiscal Year Ended December 31, 2013
             Filed February 27, 2014
             File No. 1-14201

Dear Mr. Householder:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                Sincerely,

                                /s/ William H. Thompson

                                William H. Thompson
                                Accounting Branch Chief